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TERMS AND CONDITIONS OF THE NOKIA PERFORMANCE SHARE PLAN 2015

1.	Purpose and Scope of the Plan

The purpose of the Nokia Performance Share Plan 2015 is to retain Nokia Group employees, to promote employees’ engagement and to reward them for Nokia Group’s long-term performance. This is accomplished by focusing the Participants on Nokia Group’s long-term financial performance and share price appreciation and thus aligning the interests of the Participants with those of the shareholders. To accomplish these objectives the Company may grant eligible Nokia Group employees Performance Shares under this Plan.

The Plan is tied directly to the performance of Nokia Group. For the purposes of this plan, performance is measured through the Performance Criteria. The financial benefits of the Plan materialize after the Restriction Period only if the pre-determined performance levels measured by Performance Criteria, are achieved by the end of the Performance Period, subject to the Minimum Amount.

Under the Plan a maximum of 16.11 million Performance Shares may be granted, which may result in the settlement of 32.22 million Shares at the maximum performance level. The Board determines the general guidelines under the Plan and approves the grants of Performance Shares to eligible employees within its authority. Grants of Performance Shares under these terms and conditions may be made between January 28, 2015 and December 31, 2015, inclusive.

2.	Definitions

Board: The Board of Directors of the Company.

Company: Nokia Corporation.

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Grant Amount: The number of Performance Shares granted to a Participant.

Grant Date: The date Performance Shares are awarded to an employee under the Plan.

HERE Average Annual Non-IFRS Net Sales: The average of the annual non-IFRS net sales of HERE during the Performance Period.

HERE Employee: A participant employed by a HERE legal entity on Grant Date. For the avoidance of doubt this excludes employees who are hosted by HERE on behalf of the Technology Business Unit due to Technology not possessing a legal entity within certain jurisdictions.

HERE Non-IFRS Operating Profit: The non-IFRS profit earned from HERE during the Performance Period.

HERE Hosted Employee: An employee hosted by HERE on behalf of the Technology Business Unit due to Technology not possessing a legal entity within certain jurisdictions.

Maximum Number: The number of Performance Shares to be settled if the maximum performance is achieved with respect to the Performance Criteria as defined under section 4.2. The Maximum Number equals two times the Grant Amount. Maximum Number is tied to the Performance Criteria as defined in section 4.2.

Minimum Amount: a minimum pay-out which is 25% of the Grant Amount, payable only in the event that the calculated pay-out (based on Nokia’s performance against the Performance Criteria) is beneath 25% achievement against Performance Criteria.

Nokia:  Nokia Corporation.

Nokia Average Annual Net Sales: Average Annual Net Sales is an average of the annual net sales in the consolidated profit and loss accounts for Nokia (non-IFRS) during the Performance Period.

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Nokia Average Annual EPS: Average Annual EPS (diluted, non-IFRS) is an average of the annual earnings per share in the consolidated profit and loss accounts for Nokia Group (non-IFRS) during the Performance Period.

Nokia Group: The Company together with the companies over which the Company effectively exercises control and which are included in the consolidated financial statements of the Company.

Participant: Employee of Nokia Group who has received a grant of Performance Shares under the Plan.

Performance Criteria/Criterion: For the purposes of the Plan, performance is measured by each pre-determined criterion as set in section 4.2, together referred to as the Performance Criteria.

Performance Share/Shares: Each Performance Share represents a right to receive a certain number of Shares or their cash equivalent upon settlement, subject to the fulfillment of the conditions under section 4, and provided that no other restriction related to these terms and conditions is applicable.

Performance Period: The two fiscal years starting on January 1, 2015 and ending on December 31, 2016.

Plan: Performance Share Plan 2015 of the Company

Restriction Period: Period after which the Shares shall be settled to the Participant. The Restriction Period shall be no less than one year from the end of the Performance Period.

Settlement Date: A banking day in Helsinki, Finland falling as soon as practicable after the end of the Restriction Period, as determined by the Company.

Share/Shares: The Company’s ordinary shares. The terms and conditions applicable to Shares shall apply to their cash equivalent used for settlement, as applicable.

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Terms & Conditions: The terms and conditions of this Plan.

Threshold Number: The number of Performance Shares to be settled, if the threshold performance is achieved with respect to one Performance Criterion as defined under section 4.2, subject to the Minimum Amount.

3.	Grant of Performance Shares

At grant, each Participant will receive a Grant Amount of Performance Shares. The Company will notify each Participant of the grant.

As a precondition for a valid grant, the Participant must be employed by Nokia Group at the time of the grant.

The Participant may be required to give the Company such authorizations and consents, as the Company deems necessary in order to administer the Plan.

4.	Financial Performance Criteria

4.1	General Principles

Measurement of the performance during the Performance Period will be based on the Performance Criteria as of December 31, 2015 and 2016 compared to the pre-established performance level defined herein under section 4.2.

4.2.	Threshold Performance and Maximum Performance

Threshold performance levels and maximum performance levels are defined for each Performance Criterion in the tables below.

The number of Performance Shares to be settled is determined independently with respect to each applicable Performance Criterion, with the total final pay-out being subject to the Minimum Amount.

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If no threshold performance is achieved in respect of a Performance Criterion, the Minimum Amount will be settled after the Restriction Period.

If the threshold performance level is achieved in respect of any Performance Criterion, the Threshold Number of Performance Shares will be settled after the Restriction Period, subject to the Minimum Amount.

To the extent the threshold performance level is exceeded in respect of a Performance Criterion, the number of Performance Shares to be settled after the Restriction Period will increase from the Threshold Number up to the Maximum Number following a predetermined linear scale based on actual financial performance achieved, subject to the Minimum Amount.

The total number of Performance Shares to be settled may not exceed two times the Grant Amount.

The following table summarizes each Performance Criterion for the Nokia Group employees (excluding HERE Employees):

Performance Criterion	Weighting	Threshold performance	Maximum Performance	Potential range of Settlement*
Nokia Average Annual Net Sales during Jan.1 2015-Dec. 31. 2016	50%	EUR 12.389 billion	EUR 14.736 billion	Threshold Number up to maximum level (4 x Threshold Number)
Nokia Average Annual EPS during Jan.1 2015-Dec. 31. 2016	50%	0.23	0.37	Threshold Number up to maximum level (4 x Threshold Number)

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The following table summarizes each Performance Criterion for the HERE Employees:

Performance Criterion	Weighting	Threshold performance	Maximum Performance	Potential range of Settlement*
Nokia Average Annual EPS during Jan.1 2015-Dec. 31. 2016	25%	0.23	0.37	Threshold Number up to maximum level (4 x Threshold Number)
HERE Non-IFRS Operating Profit during Jan.1 2015-Dec. 31. 2016	25%	EUR 66.5 million	EUR 172 million	Threshold Number up to maximum level (4 x Threshold Number)
HERE Average Annual Non-IFRS Net Sales during Jan.1 2015-Dec. 31. 2016	50%	EUR 953.5 million	EUR 1133.5 million	Threshold Number up to maximum level (4 x Threshold Number)

* The minimum pay-out of 25% of the Grant Amount, will be payable only in the event that the calculated pay-out (based on Nokia’s performance against the Performance Criteria) is beneath 25% achievement against the Performance Criteria.

For the avoidance of doubt, any final pay-out of the Plan for HERE Hosted employees would be calculated on the basis of Nokia Group’s performance against the Nokia Group metrics, as also used for Nokia Group employees (excluding HERE Employees).

5.	Measurement and Calculation of Pay-out

The measurement of the Performance Criteria shall be made after the end of the Performance Period and approved by the Personnel Committee of the Company’s Board of Directors. Based on this measurement, the number of Performance Shares to be settled as Shares or the equivalent amount of cash shall be calculated.

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The Company shall carry out the measurement and calculation in its sole discretion.

The calculation of the number of Performance Shares to be settled shall not result in fractional Shares. The number of Shares shall be rounded to the nearest whole Share.

6.	Restriction Period

The Shares shall be settled to the Participant after the end of the Restriction Period. The end of the Restriction Period shall be specified to the Participant in the grant communication.

During the Restriction Period, the Participant does not have any legal ownership or any other rights relating to the Shares. The Participant shall not be entitled to any dividend or have any voting rights or any other rights as a shareholder to the Shares until and unless the Shares have been transferred to the Participant and, in case of new Shares issued by the Company, until the Shares have been entered to the Trade Register.

7.	Settlement

On the Settlement Date, the Company will complete the settlement by transferring the applicable number of Shares or their cash equivalent to the Participant’s book-entry, brokerage or other bank account, as applicable, provided that the Participant has complied with these terms and conditions and performed all necessary actions to enable the Company to instruct the settlement. If the Participant has not performed all necessary actions to enable the Company to instruct the settlement, the Company may, in its sole discretion, sell the Shares on behalf of the Participant and remit the proceeds to the Participant.

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The Company may, in its sole discretion, use for the settlement of Performance Shares one or more of the following: newly issued Shares, the Company’s own existing Shares (treasury Shares), Shares purchased from the open market, or, in lieu of Shares, cash.

The Participants shall not be entitled to any dividend or have any voting rights or any other shareholder rights until and unless the Shares have been transferred to the Participant and, where new Shares issued by the Company are used for settlement, until the Shares have been entered in the Trade Register.

8.	Changes in Employment

If the employment of the Participant with Nokia Group terminates prior to the end of the Restriction Period by the reason of retirement, permanent disability (as defined by the Company in its sole discretion) or death, the Participant retains the right to settlement. In the case of death of the Participant prior to the end of the Performance Period, unless the Board determines otherwise in its sole discretion, the Performance Shares will be settled at the Grant Amount prior to the end of the Performance Period. In the case of death of the Participant during the Restriction Period, unless the Board determines otherwise, the Performance Shares will be settled prior to the end of the Restriction Period based on the calculation of the number of Performance Shares to be settled made in accordance with section 5 of these Terms & Conditions. If made, such special settlement will constitute full and final settlement of that Performance Share grant.

If the employment of the Participant with Nokia Group terminates prior to the end of the Restriction Period for any other reason than those mentioned above, then unless the Board determines otherwise in its sole discretion, the Company shall redeem the Performance Shares from the Participant without consideration, in which case the Participant shall not be entitled to any settlement under the Plan.

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In cases of voluntary and/or statutory leave of absence of the Participant, the Company has the right to defer the end of the Restriction Period or prorate the settlement.

9.	Terms of Employment

The grant or settlement of Performance Shares does not constitute a term or a condition of the Participant’s employment contract with Nokia Group under applicable local laws and the rights and obligations arising from a Participant’s employment with Nokia are separate from, and are not affected by, the Participant’s participation in the Plan. The Performance Shares, Shares or their cash equivalent under the Plan do not form a part of the Participant’s salary or benefit of any kind.

The grant or settlement of Performance Shares do not create any right for that Participant to be offered participation in the Plan in future or to be granted any additional Performance Shares on any particular terms, including the number of Performance Shares.

By Participating in the Plan, a Participant waives all rights to compensation for any loss in relation to the Plan, including:

i.	any loss or reduction of any rights or expectations under the Plan in any circumstances or for any reason;

ii.	any exercise of a discretion or a decision taken in relation to any Performance Shares, and/or to the Plan, or any failure to exercise a discretion or take a decision; and

iii.	the operation, suspension, termination or amendment of the Plan.

10.	Taxes and other Obligations

The Participant is personally responsible for all taxes and social security charges associated with the Performance Share grants and Shares delivered upon settlement. This includes responsibility for any and all tax liabilities in multiple countries, if the Participant has resided in more than one country during the Performance Period and/or Restriction Period. Participants are advised to consult their own financial and tax advisers (at their own expense) before accepting the grant in order to verify their tax position.

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The Participant is also personally responsible for any potential charges debited by financial institutions in connection with the settlement of the Performance Shares or any subsequent transactions related to the Shares.

Pursuant to applicable laws, the Nokia Group is or may be required or may deem it appropriate to withhold taxes, social security charges or fulfill employment related and other obligations upon grant or settlement of Performance Shares, or when the Shares are disposed of by a Participant. The Nokia Group shall have the right to determine how such collection, withholding or other measures will be arranged or carried out, including but not limited to a settlement of a net amount remaining after the completion of such measures or a potential sale of the Shares on behalf of a Participant for the completion of such measures.

11.	Breach of these Terms and Conditions

The Participant shall comply with these terms and conditions, as well as any instructions given by the Company regarding the Plan from time to time. If the Participant breaches these terms and conditions and/or any instructions given by the Company, the Company may in its discretion, at any time prior to settlement, rescind the grant of Performance Shares.

12.	Validity of these Terms and Conditions and Amendments

These terms and conditions shall become valid and effective upon the approval by the Board. The Board may, in its absolute discretion, at any time amend, modify or terminate these terms and conditions.

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Such action by the Board may also, as in each case is determined by the Board affect the Performance Shares that are then outstanding, but not settled.

13.	Administration

The Plan shall be administered by the Company. The Company has the authority to interpret these terms and conditions, approve such other rules and procedures and take such other measures, as it deems necessary or appropriate to benefit the administration of the Plan, including, but not limited to, taking action to take account of a change in legislation or to maintain favourable tax, exchange control or regulatory treatment for Participants or for Nokia. Such action may also affect the Performance Share grants that are then outstanding, but not settled.

The Company has the right to determine the practical manner of administration and settlement of the Performance Shares, including but not limited to the acquisition, issuance, sale, and transfer of the Shares or their cash equivalent to the Participant. Furthermore, the Company has the right to require from the Participant the submission of such information or contribution that is necessary for the administration and settlement of the Performance Share grants.

14.	Rights of Participants in Corporate Events

14.1 Should the Annual General Meeting in accordance with the proposal of the Board decide, prior to the settlement of the Performance Shares, to distribute a special dividend constituting a deviation from the customary dividend policy of the Company, the Board may determine, in its sole discretion if and how the Participants will be compensated for the special dividend. Such distribution of special dividend can include, but is not limited to, a distribution of assets from reserves of unrestricted equity or distribution of share capital to the shareholders. The Board will specify in any proposal for the dividend whether the dividend, or a part of it, shall be considered a special dividend.

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14.2 Should the Company, prior to the settlement of the Performance Shares, issue new shares, stock options or other special rights to all shareholders, the Board will in its sole discretion decide what the rights of the Participants will be in such cases.

14.3 The Company’s decision to cancel existing shares held by the Company prior to the settlement of the Performance Shares will not affect the settlement of Performance Shares nor the number of Performance Shares to be settled.

14.4. Should the Company, during the Performance Period, be placed into liquidation, the Board may determine, in its sole discretion, whether Performance Shares may be settled at Grant Amount. Any settlement will be within such period as resolved by the Board. Notwithstanding any other provisions in these terms and conditions, should the Company, prior to the settlement of the Performance Shares, be deregistered from the Trade Register, the Participants shall not have any right to settlement.

14.5. Should the Company, during the Performance Period, resolve to merge with another existing company or merge with a company to be formed, or should the Company resolve to be demerged, the Board may determine, in its sole discretion, whether Performance Shares may be settled at the Grant Amount prior to the merger or demerger. Any settlement will be within such time period as resolved by the Board.  The Board may also determine, in is sole discretion, whether Performance Shares should be converted into similar equity rights issued by the other company. In such circumstances, the Board shall determine the terms and the period in which any Performance Shares may be converted. Notwithstanding any other provisions in these terms and conditions, following the closing of the merger or demerger, the Participants shall have no right to settlement under this Plan. The same also applies to a merger, in which the Company takes part, and whereby the Company registers itself as a European Company (Societas Europae) in another member state in the European Economic Area or, if the Company after registering itself into a European Company registers a transfer of its domicile into another member state.

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14.6. Should the Company, during the Performance Period, make a resolution to acquire its own shares through a tender offer to all the shareholders, the Company shall make an equal offer to the Participants in respect of Performance Shares to settle the Performance Shares at the Grant Amount. If the Company acquires or redeems its own shares in any other manner, or if the Company acquires stock options or other special rights entitling to shares,  no measures will need to be taken in relation to this Plan, unless the Board, in its sole discretion, determines otherwise.

14.7. Should during the Performance Period a tender offer regarding all shares and stock options issued by the Company be made or should a shareholder under the Articles of Association of the Company or the Finnish Securities Markets Act have the obligation to redeem the shares from the Company’s other shareholders, or to redeem the stock options, or should a shareholder have under the Finnish Companies Act the right and obligation to redeem the shares from the Company’s other shareholders, the Board may determine, in its sole discretion, whether Performance Shares may be settled at the Grant Amount prior to the tender offer or the offer to redeem the shares.

Should a shareholder under the Finnish Companies Act have the right to redeem the shares from the Company’s other shareholders, the Board may determine, in its sole discretion, during the Performance Period, whether Performance Shares will be settled at the Grant Amount prior to the redemption, after which the Participants’ obligation to transfer all of their shares will be subject to the Finnish Companies Act.

The Board may, however, in any of the situations resolved in this section 14.7, determine, in its sole discretion, to provide the Participants with an opportunity to convert their Performance Shares into equity-based incentives issued by another company on such terms and within such time period prior to the completion of the tender offer or redemption, as resolved by the Board.

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14.8. Should the shares of the Company during the Performance Period be delisted, with the effect that the shares are no longer listed on any recognised stock exchange, nor subject to any other public trading, the Board, may determine, in its sole discretion, whether any Performance Shares may be settled as a result of the delisting. Any settlement will be within such time period as resolved by the Board. The Board may also determine whether any other amendments to these terms and conditions are required as a result of the delisting.

14.9. Sections 14.4, 14.5, 14.6, 14.7 and 14.8 shall also apply should the situations set out in those sections take place during the Restriction Period, with the exception that instead of Grant Amount, the Company has the right to settle the Performance Shares based on the calculation of the number of Performance Shares to be settled made in accordance with section 5 of these Terms & Conditions.

15.	The Recoupment of Equity in the Event of Certain Restatements

Under the Nokia policy on the clawback of incentive compensation (“Clawback Policy”), as amended from time to time, in the event that recoupment is triggered under the Clawback Policy, the Board of Directors may, in its sole discretion and at any time, resolve to recover or require reimbursement of all or a portion of incentive compensation, which is defined in the Clawback Policy and includes any Performance Shares granted under the Plan and awarded to the employees covered by the Clawback Policy. The covered employees as well as the events that trigger recoupment are defined in the Clawback Policy.

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16.	Governing Law and Settlement of Disputes

These terms and conditions are governed by Finnish laws. Disputes arising out of these terms and conditions shall be settled by arbitration in Helsinki, Finland, in accordance with the Arbitration Rules of the Finnish Central Chamber of Commerce.

17.	Processing of personal data

Nokia Group has the right to transfer globally within Nokia Group and/or to an agent of Nokia Group any of the personal data required for the administration of the Plan and the settlement of the Performance Shares. The personal data may be administered and processed by Nokia Group or its authorized agent in the future. The Participant is entitled to request access to data referring to the Participant’s person, held by Nokia Group or its agent and to request amendment or deletion of such data in accordance with applicable laws, statutes or regulations. In order to exercise these rights, the Participant must contact Nokia Legal & Compliance, in Espoo, Finland.